[ATS Corporation Letterhead]

March 9, 2012

Via EDGAR and e-mail

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATS Corporation
Schedule 14D-9 filed February 29, 2012
SEC File No. 005-81087

Dear Mr. Duchovny:

Thank you for your letter dated March 5, 2012 setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission on the above-referenced Schedule 14D-9 filed by ATS Corporation (“ATS”). Set forth below are the responses of ATS to the comments. For your convenience, the numbering of the paragraphs corresponds to the numbering of the Staff’s comments.

This response letter has been filed via EDGAR, tagged as “CORRESP.”

Schedule 14D-9

The Solicitation or Recommendation

Reasons for Recommendation, page 17

1. We note the disclosure in the penultimate bullet point on page 18. Please revise your disclosure to describe what about the board’s knowledge of your business, financial condition, results of operations, etc. supported the final conclusion.

Mr. Daniel F. Duchovny

March 9, 2012

Response:

We have revised this disclosure accordingly both to elaborate upon the experience and background of the Company’s Board of Directors that enable its members to make an informed decision in this matter, as well as to reiterate the points in the prior bullets outlining the Board’s awareness of the Company’s business, financial condition and results of operations, including the Company’s failure to meet revenue projections and reductions to its 2011 financial forecast on six occasions due to a number of factors.

2. We note in the second bullet point on page 19 that the board considered the fairness presentation and option [sic] of Sagent in recommending that security holders accept the offer. We also note that the results of Sagent’s analysis appear to only partially support its opinion. We note that (i) in the Selected Precedent Transactions Analysis the low end of the implied price per share range is $3.21, higher than the offer price, (ii) in both results of the Premiums Paid Analysis the low end of the implied price per share range are significantly higher than the offer price, and (iii) in the first half of the Discounted Cash Flow Analysis the low end of the implied price per share range is higher than the offer price. Thus, please explain why the board relied on Sagent’s opinion to support its recommendation and revise the section “Background of the Offer and Reasons for Recommendation” to describe any efforts by the board to inquire into the results of the analyses presented by Sagent to support its fairness opinion.

Response:

We have revised the background section in relation to the fairness analysis and opinion discussion to make it even more apparent that Sagent’s analysis was only one component of the many factors that the Board reviewed and considered in making its recommendation. Further, we have elaborated upon the Board discussion in relation to the selected precedent transaction analysis, noting that many of those transactions are several years old, dating to when government service sector valuations were more robust. We have also commented further on factors reflected in the Sagent discounted cash flow analysis. Finally, we respectfully refer the Staff to the extensive list of reasons and considerations that the Company Board took into account in its decision, as laid out under “—Reasons for Recommendation.”

Mr. Daniel F. Duchovny

March 9, 2012

On behalf of ATS, this is to acknowledge that:

•	ATS is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ATS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s attention to ATS’ filing and the opportunity to provide the foregoing responses to the Staff’s comments. If you wish to discuss any of the foregoing responses to your comments, please call me at (571) 766-2789.

Sincerely yours,

/s/ Pamela A. Little

Pamela A. Little

cc: James J. Maiwurm